Mail Stop 6010

April 22, 2008

E. Gerald Kay
Chairman and Chief Executive Officer
Integrated BioPharma, Inc.
225 Long Ave.
Hillside, New Jersey 07205

> **Re: Integrated BioPharma, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed April 16, 2008**
> **File No. 333-149855**

Dear Mr. Kay:

We have limited our review of your filing to the issue we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 4

1. We note your response to our prior comment 3 and reissue that comment in part. Please revise your selling stockholders table to include, under the column for beneficial ownership prior to the offering, shares of common stock that each selling stockholder has the right to acquired within the next 60 days. You should disclose in a footnote to each of the selling stockholders, how many shares included in the beneficial ownership may be acquired within the next 60 days and the source of those shares.

Also, please consider combining the separate rows for Mr. DeSantis and CD Financial, LLC into one row. The current disclosure in two separate rows may be confusing to an investor.

*   *   *

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Andrew H. Abramowitz, Esq.
        Greenberg Traurig, LLP
        200 Park Avenue
        New York, New York 10166